SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

	1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

Merger

Liquidation

Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

	2.	Name of fund:
DGHM Investment Trust (Registrant)

	3.	Securities and Exchange Commission File No: 811-21958

	4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

Initial Application Amendment

	5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

565 Fifth Avenue, Suite 2101
New York, New York 10017

	6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

John H. Lively, Esq.
The Law Offices of John H. Lively & Associates, Inc.
A member firm of the 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
(913) 660-0778

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

Dalton, Greiner, Hartman, Maher & Co., LLC
Jeffrey C. Baker
565 Fifth Avenue, Suite 2101
New York, New York 10017
Telephone: 212.557.4898

U.S. Bank, N.A.
Two Liberty Place
50 S. 16th Street, Suite 2000
Mail Station: EX-PA-WBSP
Philadelphia, Pennsylvania 19202
Telephone: 215.761.9384

Commonwealth Fund Services, Inc.
8730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235
Telephone: 804.267.7400

Commonwealth Shareholder Services, LLC
8730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235
Telephone: 804.267.7400

Commonwealth Fund Accounting, Inc.
8730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235
Telephone: 804.267.7400

First Dominion Capital Corp.
8730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235
Telephone: 804.267.7400

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

Management company;

Unit investment trust; or

Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

Open-end Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Dalton, Greiner, Hartman, Maher & Co., LLC
Jeffrey C. Baker
565 Fifth Avenue, Suite 2101
New York, New York 10017

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

First Dominion Capital Corp. 8730 Stony Point Parkway, Suite 205 Richmond, Virginia 23235

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es): Not Applicable

(b) Trustee’s name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

Yes No

If Yes, for each UIT state:

Name(s):

File No.: 811-____ Business Address:

	15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

Yes No

If Yes, state the date on which the board vote took place:

July 31, 2013

If No, explain:

		(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

Yes No

If Yes, state the date on which the shareholder vote took place: October 16, 2013

II.	Distribution to Shareholders

	16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

Yes No

		a.	If Yes, list the date(s) on which the fund made those distributions:

October 23, 2013

This was a tax-free reorganization of the two series of the Registrant, a Delaware statutory trust, into corresponding funds of the same name of the World Funds Trust, a Delaware statutory trust (“Acquiring Trust”). The Registrant transferred all of the assets of each fund in exchange for shares of beneficial interest of the corresponding fund of the Acquiring Trust and the assumption by the fund of the Acquiring Trust of all of the liabilities of the corresponding fund of the Registrant. The Acquiring Trust then distributed shares of the corresponding fund on a pro rata basis to shareholders of the Registrant’s fund.

		b.	Were the distributions made on the basis of net assets?

Yes No

		c.	Were the distributions made pro rata based on share ownership?

Yes No

		d.	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

		e.	Liquidations only:

Were any distributions to shareholders made in kind?

Yes No
If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

	17.	Closed-end funds only:

Has the fund issued senior securities?
Yes No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

	18.	Has the fund distributed all of its assets to the fund’s shareholders?

Yes No
If No,
		(a)	How many shareholders does the fund have as of the date this form is filed?

		(b)	Describe the relationship of each remaining shareholder to the fund:

	19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

Yes No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

	20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)
Yes No
If Yes,
		(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

		(b)	Why has the fund retained the remaining assets?

		(c)	Will the remaining assets be invested in securities?

Yes No

	21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

Yes No
If Yes,
		(a)	Describe the type and amount of each debt or other liability:

		(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

	22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: Approximately $25,000

(ii) Accounting expenses: Approximately $3,000

(iii) Other expenses (list and identify separately):
Proxy Printing, Mailing, Postage and Solicitation Expenses:
Approximately $15,000

(iv) Total expenses (sum of lines (i)-(iii) above):
Approximately $43,000

		(b)	How were those expenses allocated?

The costs were allocated among the Funds (70%) and Commonwealth Shareholder Services, Inc. (30%).

		(c)	Who paid the expenses?

The Funds paid 70% of the costs and expenses associated with the Reorganization which was allocated between the two Funds as follows: DGHM V2000 SmallCap Value Fund: $1,000 and DGHM All-Cap Value Fund: $29,100. The remaining 30% of the costs and expenses was paid by Commonwealth Shareholder Services, Inc., the administrator to each of the Registrant and the Acquiring Trust: $12,900.

		(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

	23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

Yes No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

	24.	Is the fund a party to any litigation or administrative proceeding?

Yes No
If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

	25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

Yes No
If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

	26.	(a) State the name of the fund surviving the Merger:
World Funds Trust (Registrant)
DGHM V2000 SmallCap Value Fund
DGHM All-Cap Value Fund

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-22172

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File No.: 811-21958

Form Type: Schedule 14A (DEF 14A)

Date Filed: September 13, 2013

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the DGHM Investment Trust, (ii) he is the President and Principal Executive Officer of the DGHM Investment Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

By:	/s/ Jeffrey C. Baker

Jeffrey C. Baker
President and Principal Executive Officer